Exhibit 99.1

Matrix RF™ Live Treatment to Air on April 23 Episode of "THE Doctors"

Matrix RF Fractional Resurfacing Treatment by Syneron™  Provides Immediate Visible Results

IRVINE, CA--(Marketwire - April 22, 2009) - During the April 23 episode of "THE Doctors," Dr. Tess Mauricio of Scripps Ranch Dermatology and Cosmetic Center in San Diego will perform a Matrix RF™ treatment, http://matrixskin.com, on Regina Smith, a former bachelorette on ABC's "The Bachelor." Developed by Syneron™ Medical Ltd. (NASDAQ: ELOS), http://www.syneron.com, an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, Matrix RF provides fractional ablation and resurfacing of the skin to treat mild to moderate wrinkles and other textural irregularities, as well as red and brown spots.

Traditional fractional aesthetic devices utilizing laser energy are associated with higher risk of treatment and post-treatment complications when treating skin of color due to the impact of the high intensity laser on more darkly pigmented skin. A promising new approach is to treat the skin by replacing the laser energy with highly controlled bi-polar radio frequency (RF). The newly FDA-cleared Matrix RF is the only fractional resurfacing device utilizing this form of non-laser based fractional energy delivery, greatly enhancing both safety and patient outcomes for skin of all colors (for more information about skin types see http://matrixskin.com/content/about-skin-types).

"Regina represents the growing population of patients seeking aesthetic treatments who were previously turned away due to the high probability of complications when treating skin of color with any type of light or laser based aesthetic technologies," said board-certified cosmetic dermatologist Dr. Mauricio. "In my clinical study of Matrix RF, I treated ethnically diverse patients with a variety of skin types and found the treatments produced tremendous results with no adverse effects."

The Matrix RF works by treating the selected skin area via a grid of tiny matrix spots. The surrounding skin acts as a healing reservoir, regenerating and restoring collagen while accelerating the healing process to ensure limited downtime. Post treatment, patients notice a reduction of mild to moderate wrinkles and superficial skin discolorations, as well as a smoother and tighter skin texture.

To find a Matrix RF treatment provider near you or for more information, please visit http://www.matrixskin.com.

Catch new episodes of "THE Doctors" every weekday. For local listings, please visit http://www.thedoctorstv.com/main/local_listings.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of bi-polar radio frequency and light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, cellulite, circumferential reduction, treatment of acne, leg veins and laser-assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, California, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, eMatrix, Matrix RF and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Angela Leon
Airfoil PR for Syneron
248-304-1445
leon@airfoilpr.com